EXHIBIT 99.1
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                                                     [PUBLICIS GROUPE S.A. LOGO]

12/02/2002
2001 BILLINGS AND REVENUES (12 MONTHS)


               2001 BILLINGS: A PERFORMANCE WELL ABOVE THE MARKET


PARIS, FRANCE, FEBRUARY 12, 2002 -- Consolidated BILLINGS of Publicis Groupe SA (NYSE: PUB) rose 41.2% from EUR 11.8 billion in 2000 to EUR 16.7 billion in 2001.

This extremely vigorous rise from what was already an exceptionally good result in the previous year includes contributions from acquisitions, in particular Saatchi & Saatchi, already consolidated over four months in 2000, and Nelson Communications, consolidated over two months in 2000, as well as Zenith Media, consolidated from October 1, 2001 on, following an agreement with Cordiant Communications Group.

Group REVENUES rose 37.5% from EUR 1.8 billion in 2000 to EUR 2.43 billion in 2001. Organic growth -- i.e., at constant scope of consolidation (excluding Nelson Communications) and exchange rates -- stood at 3.1%, while the worldwide advertising market declined significantly (down by 4 to 5% vs. 2000 according to different estimates). This OUTPERFORMANCE BY 7 TO 8 PERCENTAGE POINTS above the market places Publicis at the front of the field for growth in 2001.


*   REVENUES BY REGION

                          ----------------------------------------
                              EUR        Organic        Total
                           millions      growth        growth
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Europe                       1,097         +5.8%        +24.9%
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North America                1,035         -1.2%        +50.4%
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Asia-Pacific                   180         +4%          +81%
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Latin America and other        122       +11.7%         +39.8%
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Total                        2,434         +3.1%        +37.5%
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For Maurice Levy, Chairman/CEO of Publicis Groupe SA: "Market conditions steadily deteriorated throughout the year 2001 and brought repeated downward revisions of earlier forecasts. In this environment Publicis Groupe can be proud to have achieved its goals which meant that, even if growth looked modest compared to past performances of Publicis, it was nevertheless seven to eight percentage points of growth better than the industry overall. This demonstrates once again the remarkable talents, resources and resilience of our people and our teams worldwide.

Looking ahead, 2002 is unlikely to see a significant rebound in advertising markets despite some recent firming in new business activity. Publicis will nonetheless continue to benefit from invaluable strengths and we expect to again outperform the world advertising market."


*   2001 HIGHLIGHTS

1.  CONTINUED EXPANSION IN SPECIALIZED AGENCIES AND MARKETING SERVICES
    (SAMS), including:

    - the acquisitions of The Triangle Group, the largest independent sales promotion group in the UK, Fisch.Meier.Direkt, Switzerland's leading direct marketing firm, and FusionDM in San Francisco, a large independent CRM agency since merged with Publicis Dialog, as well as Frankel's acquisition of Creative AIM, a grassroots marketing agency,

    - reinforcement of Publicis business in areas including design with the acquisition of Carre Noir in France, financial communications through the acquisitions of France's Ecocom and US firms Fabianne Gershon & Associates and Hudson Stone Group, as well as in ethnic communications with the acquisition of Sanchez & Levitan, a major Hispanic agency in the US, consolidating our presence in this high-growth market.


Expansion has continued with the recent acquisition of Gravitas, a Japanese agency specializing in marketing services and public relations. This first acquisition in Japan will enable Publicis, already present in the market through its own agency since 1998, to provide clients with a holistic offering covering a wide range of services.


2.  CREATION OF THE WORLD'S NUMBER THREE MEDIA CONSULTANCY AND BUYING GROUP

    In July 2001, Publicis Groupe SA and Cordiant Communications Group plc announced the merger of their media consultancy and buying operations. Publicis holds a 75% interest in the newly created




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    entity, bringing together Optimedia and Zenith Media. This new entity, named The Zenith Optimedia Group, was ranked third worldwide in the sector by Advertising Age in its issue dated July 23, 2001. Publicis is thus the controlling shareholder of a world leader in the highly strategic media agency sector.


3.  FALLON WORLDWIDE EXTENDS INTERNATIONAL REACH

    In addition to the existing operations in Minneapolis, New York and London, Fallon Worldwide set up agencies in Sao Paulo, Singapore and Hong Kong. This marks an important step forward in the international expansion of our group's third network, in line with a strategy based on the creation of regional hubs which in time will cover all the world's major economic areas.


4.  CONSOLIDATING PRESENCE IN HIGH-GROWTH MARKETS

    In the fourth quarter of 2001, Publicis acquired Metro Advertising, one of Indonesia's most highly reputed agencies, which has achieved impressive growth since its foundation.


5.  NEW BUSINESS

    Net new accounts won by Publicis Groupe SA entities, which included Zenith Media only in the fourth quarter, represented a total of EUR 2.3 billion, including among others:

    PUBLICIS WORLDWIDE: Siemens Corporate, VoiceStream, Ciba Vision, Siebel, The Washington Apple Commission, Washington State Lottery and Safeco in the United States; Areva, Jet Tours, Syngenta, Helena Rubinstein and Faconnable in France; Credito Italiano in Italy; The Post Office and Six Continents Retail in the United Kingdom; Molson Black Label in Canada; FC Barcelona in Spain; Zivnostenska Banka in the Czech Republic; Novartis and
    Liquorland Vintage Cellars in Australia; Korea Telecom and Renault Samsung in Korea; and Sao Luiz and Tostines biscuits in Brazil.


    SAATCHI & SAATCHI WORLDWIDE: T-Mobile (Deutsche Telekom); Guinness in Asia; Adidas in Japan; i-STT in Singapore; a significant extension of work with General Mills in the United States and with Procter & Gamble in several countries; CDC (Centers for Disease Control and Prevention) in United States with Frankel and Publicis Dialog; the Greek National Tourist Office worldwide; Alfred Ritter Chocolate in Germany; Danone Dairy, Danone Robust and Sony Consumer Electronics in China; Hankook Tires in Korea in collaboration with PublicisoWelcomm.

    FALLON WORLDWIDE: United Airlines, Gulfstream Aircraft, National Oil Heat Research Alliance and Purina One petfood in the United States; the Ministry of Defense and the Central Office of Information (COI) in the United Kingdom; Timberland worldwide; and extension of Citibank account to cover Europe.

    THE ZENITH OPTIMEDIA GROUP (consultancy and media buying): Vizzavi in Europe; Entertainment Film Distributors, Sony Digital and Toyota (dealerships) in the United Kingdom; Bausch & Lomb in the United States; the Dutch Ministry of Finance; in France, the Ministry of Education, Usinor, and the French Army; Honda, Fairfax Newspapers and Lion Nathan Brewery in Australia; Procter & Gamble, Chun Lan and Sony in China; Polo Ralph Lauren in Europe; and Sanofi Synthelabo, Aspen Technology, Allied Domecq, Siemens-Infineon and Iberia worldwide.

    Credit Suisse First Boston's recently published "The 2001 New Business Encyclopedia" places Publicis third worldwide, which is a much higher rank than it would have in terms of size as measured by revenues or other criteria.


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